January 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0405

Re:	Request for Acceleration
LNB Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-193128

LNB Bancorp, Inc. (the “Company”) respectfully requests under Rule 461(a) of the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m. on January 16, 2014, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that in connection with the Registration Statement:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LNB Bancorp, Inc.

By: /s/Daniel E. Klimas

Name: Daniel E. Klimas

Title:   President and Chief Executive Officer